

January 30, 2024

Robert Lucian
Chief Financial Officer
LA-Z-BOY INC
One La-Z-Boy Drive
Monroe, MI 48162-5138

> **Re: LA-Z-BOY INC**
> **Form 10-K**
> **Filed June 20, 2023**
> **Form 8-K**
> **Filed June 20, 2023, August 22, 2023 and November 29, 2023**
> **File No. 001-09656**

Dear Robert Lucian:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Forms 8-K filed June 20, 2023, August 22, 2023 and November 29, 2023

Exhibit 99.1, page 1

1. We note you present Non-GAAP financial measures related to your Retail and Wholesale reportable segments that you identify as Non-GAAP Adjusted Operating Margin and Non-GAAP Adjusted Operating Income but you do not present the most directly comparable GAAP measures, GAAP segment operating margin and GAAP segment operating income, with equal or greater prominence. For each Non-GAAP financial measure you present, please revise future filings to present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

2.   We note you present certain Non-GAAP adjustments, such as Business Realignment, Mexico Optimization, and Supply Chain Optimization, but you do not adequately explain the specific nature of the costs included in each Non-GAAP adjustment, such as asset impairments, gains and losses on asset sales, accelerated depreciation and severance as disclosed in your periodic exchange act filings. For each Non-GAAP adjustment you present, please revise future filings to describe the specific nature of the costs included in each adjustment as required by Item 10(e)(1)(i)(B) of Regulation S-K and Question 100.05 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kevin Stertzel at 202-551-3723 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing